Exhibit 99.1

NEWS RELEASE

RITCHIE BROS. AUCTIONEERS ANNOUNCES SECOND QUARTER

RESULTS AND INCREASES DIVIDEND

FOR IMMEDIATE RELEASE: August 2, 2012

VANCOUVER, BRITISH COLUMBIA – Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world’s largest auctioneer of industrial equipment, announces net earnings for the six months ended June 30, 2012 of $49.3 million, or $0.46 per diluted share, and adjusted net earnings of $50.5 million, or $0.47 per diluted share. This compares to net earnings of $43.3 million and adjusted net earnings of $40.3 million, or $0.41 per diluted share, for the six months ended June 30, 2011, representing a 25% increase in adjusted net earnings. Adjusted net earnings is a non-GAAP financial measure and is defined below. The Company’s auction revenues for the first six months of 2012 grew 13% to $228.5 million compared to $203.0 million for the same period in 2011. All dollar amounts in this release are presented in U.S. dollars.

For the quarter ended June 30, 2012 net earnings were $31.3 million or $0.29 per diluted share and adjusted net earnings were $32.5 million or $0.30 per diluted share compared to net earnings and adjusted net earnings of $26.8 million or $0.25 per diluted share for the same period in 2011, representing a 17% increase in net earnings and a 21% increase in adjusted net earnings. The Company’s auction revenues for the second quarter of 2012 grew 11% to $127.2 million compared to $114.5 million for the same period in 2011.

Quarterly dividend

The Company also announces a 9% increase in its quarterly cash dividend. The quarterly cash dividend increases to $0.1225 per common share and is payable on September 7, 2012 to shareholders of record as of August 17, 2012.

Gross auction proceeds and auction revenues

For the six months ended June 30, 2012, gross auction proceeds were $2.1 billion, 3% higher than in the first half of 2011. Gross auction proceeds is a non-GAAP financial measure and is defined below. The Company’s auction revenue rate (auction revenues as a percentage of gross auction proceeds) was 11.10% during the first six months of 2012 compared to 10.14% in the same period in 2011. The Company’s revised fee structure, which came into effect on July 1, 2011, contributed $25.9 million to auction revenues for the first half of 2012. The Company’s at risk business, comprised of guarantee and purchase contracts, represented 33% of gross auction proceeds in the first half of 2012 (2011: 36%).

For the three months ended June 30, 2012, gross auction proceeds were $1.2 billion, 4% higher than in the same period of 2011. The Company’s auction revenue rate was 10.65% during the three months ended June 30, 2012 compared to 9.96% in the same period in 2011.

Summary comments

“We are pleased to have achieved gross auction proceeds of over $2 billion and adjusted earnings growth of 25% for the first half of this year, both of which are testaments to the hard work and dedication of our employee team in the face of a challenging used equipment supply environment,” said Peter Blake, Ritchie Bros. CEO. “Although we experienced generally strong demand and good pricing for late model equipment at our auctions, values began to level off towards the end of the second quarter. In addition, competition for late model equipment remained intense during the second quarter. The combination of these market factors reduced the performance of our at risk business which negatively impacted our second quarter auction revenue rate.”

Mr. Blake continued: “As we move into the third quarter we are seeing increased deliveries of new equipment, reducing original equipment manufacturers backlogs and making new equipment more readily available for end users. This is resulting in a more balanced used equipment supply and demand environment, which should stimulate the supply of used equipment for our auctions. As a result we remain confident in our ability to execute and achieve our 2012 plan. We are pleased to announce the increase in our dividend by 9%.”

Acquisition of AssetNation Inc.

On May 15, 2012 the Company acquired AssetNation, Inc., a leading online marketplace and solutions provider for surplus and salvage assets. The Company recognized goodwill of approximately $40 million on the acquisition, and the results of AssetNation for the period May 16 – June 30, 2012 are included in the Ritchie Bros. consolidated results for the second quarter.

Online bidding statistics

Ritchie Bros. sold over $669 million of equipment, trucks and other assets to online bidders during the first half of 2012, representing a 24% increase compared to the same period in 2011 (first half of 2011: approximately $540 million). Internet bidders continued to comprise over 50% of the total bidder registrations at Ritchie Bros. industrial auctions during the first half of 2012. Since launching its real-time online bidding service in 2002, the Company has now sold over $5.9 billion worth of trucks, equipment, and other assets to online bidders, confirming Ritchie Bros.’ position as the world’s largest seller of used equipment and trucks to online buyers.

Website statistics

The Ritchie Bros. website (www.rbauction.com) attracted roughly 2.6 million unique visitors in the first half of 2012, a 30% increase compared to the same period in 2011.

Definitions of non-GAAP measures

The Company defines adjusted net earnings as financial statement net earnings excluding the after-tax effects of excess property sales and other non recurring items, and has provided a reconciliation below. Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. The Company believes that comparing adjusted net earnings for different financial periods provides more useful information about the growth or decline of its net earnings for the relevant financial period and identifies the impact of items which the Company does not consider to be part of its normal operating results.

Gross auction proceeds represent the total proceeds from all items sold at Ritchie Bros. auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

About Ritchie Bros.

Established in 1958, Ritchie Bros. Auctioneers (NYSE and TSX: RBA) is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Ritchie Bros. offers services that enable the world’s builders to easily and confidently exchange equipment. The Company conducts hundreds of unreserved public auctions each year, selling a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Ritchie Bros. has over 110 locations in more than 25 countries, including 44 auction sites worldwide. The Company maintains a website at www.rbauction.com and sponsors an equipment wiki at www.RitchieWiki.com.

Earnings Conference Call

Ritchie Bros. is hosting a conference call to discuss its financial results for the six months ended June 30, 2012 at 8:00am Pacific Time (11:00am Eastern Time) on August 2, 2012. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘For Investors’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Forward-looking Statements

The discussion in this press release relating to future events or operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods; anticipated pricing and competitive environments for good quality equipment in the future; the impact of manufacturers’ backlog on market demand for near new equipment; competition in the used equipment market; continued growth of the AssetNation business and leverage of its e-commerce enterprise and technology platform to develop and launch new services for equipment owners, and the Company’s long-term growth strategy. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market conditions and values of used equipment; seasonal and periodic variations in operating results; actions of competitors; economic and other conditions in local, regional and global markets and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011 and for the three and six month periods ended June 30, 2012, available on the SEC, SEDAR and the Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Condensed Consolidated Interim Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Six months ended June 30, 2012 (unaudited)	Six months ended June 30, 2011 (unaudited)
Gross auction proceeds	$2,059,042	$2,001,130

Auction revenues	$228,489	$202,987
Direct expenses	25,624	24,214

	202,865	178,773
Selling, general and administrative expenses:
Depreciation and amortization	19,738	21,105
Other selling, general and administrative expenses	111,137	101,563

	130,875	122,668

Earnings from operations	71,990	56,105
Other income (expense):
Foreign exchange loss	(174)	(574)
Gain (loss) on disposition of property, plant and equipment	(1,725)	3,643
Other income	1,246	2,019

	(653)	5,088

Finance income (costs):
Finance income	1,243	1,286
Finance costs	(3,098)	(2,912)

	(1,855)	(1,626)

Earnings before income taxes	69,482	59,567
Income taxes	20,210	16,234

Net earnings	$49,272	$43,333

Net earnings per share	$0.46	$0.41
Net earnings per share—diluted	$0.46	$0.41
Weighted average shares outstanding	106,411,229	105,989,978
Diluted weighted average shares outstanding	106,926,045	106,809,634
Net earnings	$49,272	$43,333
Less: after-tax (gain) on sale of excess property (1)	—	(2,995)
Add: after-tax loss on sale of excess property (2)	1,197	—

Adjusted net earnings	$50,469	$40,338

Adjusted net earnings per share	$0.47	$0.38
Adjusted net earnings per share—diluted	$0.47	$0.38

(1)	Net earnings for the six months ended June 30, 2011 included a gain of $3,482 ($2,995 after tax, or $0.03 per diluted share) recorded on the sale of the Company’s former Vancouver, British Columbia permanent auction site.
(2)	Net earnings for the six months ended June 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.

Condensed Consolidated Interim Income Statements (Amounts in table and related footnotes are in USD thousands, except share and per share amounts)	Three months ended June 30, 2012 (unaudited)	Three months ended June 30, 2011 (unaudited)
Gross auction proceeds	$1,194,356	$1,149,847

Auction revenues	$127,213	$114,524
Direct expenses	15,490	15,281

	111,723	99,243
Selling, general and administrative expenses:
Depreciation and amortization	10,073	10,793
Other selling, general and administrative expenses	57,533	51,690

	67,606	62,483

Earnings from operations	44,117	36,760
Other income (expense):
Foreign exchange loss	(172)	(87)
Gain (loss) on disposition of property, plant and equipment	(1,775)	4
Other income	528	1,335

	(1,419)	1,252

Finance income (costs):
Finance income	684	606
Finance costs	(1,722)	(1,455)

	(1,038)	(849)

Earnings before income taxes	41,660	37,163
Income taxes	10,357	10,400

Net earnings	$31,303	$26,763

Net earnings per share	$0.29	$0.25
Net earnings per share—diluted	$0.29	$0.25
Weighted average shares outstanding	106,422,964	106,168,275
Diluted weighted average shares outstanding	106,852,613	106,960,860
Net earnings	$31,303	$26,763
Add: after-tax loss on sale of excess property (1)	1,197	—

Adjusted net earnings	$32,500	$26,763

Adjusted net earnings per share	$0.30	$0.25
Adjusted net earnings per share—diluted	$0.30	$0.25

(1)	Net earnings for the three months ended June 30, 2012 included a loss of $1,946 ($1,197 after tax, or $0.01 per diluted share) recorded on the sale of the Company’s former Olympia, Washington permanent auction site.

Selected Balance Sheet Data (USD thousands)	June 30, 2012 (unaudited)	December 31, 2011
Current assets	$485,781	$253,840
Current liabilities	399,680	190,544

Working capital	$86,101	$63,296
Total assets	$1,262,535	$967,241
Non-current borrowings	$197,732	$133,881
Total shareholders’ equity	$641,827	$617,906

Selected Operating Data (unaudited)	Six months ended June 30, 2012	Six months ended June 30, 2011
Auction revenues as percentage of gross auction proceeds	11.10%	10.14%
Number of consignments at industrial auctions	21,450	20,500
Number of registrants at industrial auctions	197,000	193,000
Number of buyers at industrial auctions	50,000	48,950
Number of lots at industrial auctions	146,000	138,500
Number of permanent auction sites(1)	39	39
Number of regional auction sites(1)	5	4
Total auction sites	44	43
Number of industrial auctions	109	105

Average Industrial Auction Data (unaudited)	Twelve months ended June 30, 2012	Twelve months ended June 30, 2011
Gross auction proceeds	$15.4 million	$14.8 million
Bidder registrations	1,677	1,516
Consignors	182	171
Lots	1,190	1,133

(1)	Effective February 2012, the Company changed its definition of permanent auction sites and regional auction sites (formerly known as regional auction units) to better reflect recent investments, which resulted in the reclassification of four sites; refer to the Company’s Annual Information Form for the year ended December 31, 2011 (filed on the SEDAR website at www.sedar.com) for further discussion.

For further information, please contact:

Jeremy Black

Vice President, Business Development

Corporate Secretary

Phone:	778 331 5500
Fax:	778 331 4628
Email:	ir@rbauction.com